No. 812-13313

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 AMENDING AND RESTATING AN APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the "ACT") GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b), 23(c) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 61(b)(3)(B) OF THE ACT*

HARRIS & HARRIS GROUP, INC.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900

All Communications, Notices and Orders to:

Sandra M. Forman, Esq.
General Counsel and Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900

Copies to:

Richard Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

May 24, 2010

* Explanatory note: This filing was originally filed on the EDGAR system on May 21, 2010 with accession number 0001144204-10-029623. It is being re-filed to correct the SEC File number under which it was incorrectly transmitted by our filing agent on May 21, 2010.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

------------------------------------------------------
In the Matter of	|	AMENDMENT NO. 1 AMENDING AND
	|	RESTATING AN APPLICATION FOR AN
	|	ORDER PURSUANT TO SECTION 6(c)
	|	OF THE INVESTMENT COMPANY ACT
HARRIS & HARRIS GROUP, INC.	|	OF 1940 GRANTING AN EXEMPTION
1450 BROADWAY, 24TH FLOOR	|	FROM SECTIONS 23(a), 23(b), 23(c)
NEW YORK, NEW YORK 10018	|	AND 63 OF THE ACT, AND PURSUANT
	|	TO SECTIONS 57(a)(4) AND 57(i) OF
	|	THE ACT AND RULE 17d-1 UNDER
	|	THE ACT AUTHORIZING CERTAIN
	|	JOINT TRANSACTIONS OTHERWISE
File No. 812-13313	|	PROHIBITED BY SECTION 57(a)(4), AND
	|	PURSUANT TO SECTION 61(b)(3)(B) OF
Investment Company Act of 1940	|	THE ACT
-------------------------------------------------------

Harris & Harris Group, Inc. ("Applicant"), an internally managed company that has elected to be regulated as a business development company ("BDC") under Section 54(a) of the Investment Company Act of 1940 (the "Act"), hereby applies for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act1 granting an exemption from Sections 23(a), 23(b), 23(c) and 63 of the Act, and pursuant to Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act2 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act, and pursuant to Section 61(a)(3)(B) of the Act. The Order would permit Applicant to (i) issue restricted shares of its common stock as part of the compensation

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

package for certain participants in its Amended and Restated Equity Incentive Plan (the "Amended and Restated Stock Plan"), (ii) grant stock options to purchase shares of Applicant’s common stock ("Options") pursuant to the Amended and Restated Stock Plan to directors of Applicant who are not officers or employees of Applicant ("Non-Employee Directors") to purchase shares of Applicant’s common stock, (iii) withhold shares of the Applicant’s common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of Options that were or will be granted pursuant to the Amended and Restated Stock Plan, and (iv) permit participants to pay the exercise price of Options that were or will be granted to them pursuant to the Amended and Restated Stock Plan with shares of Applicant’s common stock already held by them.

TABLE OF CONTENTS

I. BACKGROUND	6

Applicant	6

Applicant’s Historical and Current Incentive Compensation Program	8

II. EXEMPTION TO ISSUE RESTRICTED STOCK	12

Reason for Request	12

Compensation Practices in the Venture Capital and
Asset Management Industry	12

Use of Restricted Stock	13

Successfully Competing with Private Venture Capital Firms	13

Developing Alignment in Business Strategy, Shareholder
Interests and Employee Interests	14

Managing Dilution and Cash Expenses	16

The Amended and Restated Stock Plan	16

Applicable Law and Need for Relief	19

Requested Order	21

Applicant's Legal Arguments	21

Similarity to Issuances Currently Permitted under the
Act for Employees	21

Prior Commission Orders Relating to Employee Compensation	22

Standards for Exemption Under Section 6(c)	24

Standards for an Order Under Rule 17d-1	30

Applicant's Conditions with Respect to Issuance of Restricted Stock	31

III. EXEMPTION TO PERMIT APPLICANT TO WITHHOLD SHARES TO SATISFY TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED	33

Reason for Request	33

Tax Consequences of Restricted Stock Awards	33

Tax Consequences of Stock Option Awards	34

Applicable Law and Need for Relief	35

Requested Order	36

Applicant's Legal Arguments	36

Precedent	38

IV. EXEMPTION TO PERMIT APPLICANT TO ISSUE STOCK OPTIONS TO NON-EMPLOYEE DIRECTORS	39

Reason for Request	39

Applicable Law and Need for Relief	40

Requested Order	42

Applicant's Legal Arguments	42

Conclusion	47

Procedural Matters	47

Communications	47

Authorizations	49

I.	Background

Applicant

Applicant is an internally managed venture capital company specializing in nanotechnology and microsystems that has elected to be regulated as a BDC under the Act.  Applicant is headquartered in New York, New York, with an additional office in Palo Alto, California.  Applicant was incorporated under the laws of the state of New York in August 1981.  In 1983, Applicant completed an initial public offering and acquired a controlling interest in Otisville BioTech, Inc., which also completed an initial public offering later that year.  In 1984, Charles E. Harris purchased a controlling interest in Applicant and became the control person in Otisville.  Applicant subsequently divested its other assets and became a financial services company.

By 1988, Applicant operated two insurance brokerages and a trust company as wholly owned subsidiaries.  In 1992, Applicant sold its insurance brokerage and trust company subsidiaries to their respective managements and registered as an investment company under the Act, commencing operations as a closed-end, non-diversified investment company.  In 1995, Applicant elected to become a BDC subject to the provisions of Sections 55 through 65 of the Act.

Since 2001, Applicant has made initial venture capital investments exclusively in nanotechnology and microsystems, which it sometimes refers to as “tiny technology.”  Applicant considers a company to be a tiny technology company if the company employs or intends to employ technology that Applicant considers to be at the microscale or smaller and if the employment of that technology is material to its business plan. Applicant's entire portfolio now consists of investments exclusively in companies commercializing and integrating products enabled by nanotechnology or microsystems.

As of March 31, 2010, Applicant had 33 portfolio companies in its venture capital portfolio.  Shares of Applicant’s common stock are traded on the Nasdaq Global Market under the symbol "TINY."  As of March 31, 2010, there were 30,862,246 shares of Applicant’s common stock outstanding.

Applicant currently has a 10 member board of directors (the "Board") of whom eight are non-interested persons of Applicant within the meaning of Section 2(a)(19), and two are considered "interested persons" of Applicant.  Of those two, one is a Non-Employee Director who has done a modest amount of consulting work for the Applicant.  As of March 31, 2010, Applicant had 11 employees.

For tax purposes, Applicant has elected, and intends to continue to elect, to be treated as a "regulated investment company" (a "RIC") within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the "Code"), to be entitled to the benefits accorded under Part I of Subchapter M of the Code ("Subchapter M").  Because of the specialized nature of its investment portfolio, Applicant has received periodic certifications from the Commission, in order to satisfy the diversification requirements under Subchapter M of the Code, that it is "principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available."  The directors of Applicant currently plan to declare "undistributed capital gains" dividends, or "deemed dividends," rather than cash distributions, in order to grow the capital of Applicant.  In 2005, Applicant declared a deemed dividend of $23,206,763, or $1.11805631 per share.  In 2006, 2007, 2008 and 2009, Applicant did not declare a deemed dividend.

Applicant’s Historical and Current Incentive Compensation Programs

On August 3, 1989, when Applicant was an operating company, the shareholders of Applicant approved the 1988 Long-Term Incentive Compensation Plan (the "1988 Plan").  The 1988 Plan provided for the grant of stock-based awards, including incentive stock options and non-qualified options to officers, directors, and employees, up to a maximum of 1,200,000 shares of applicant's common stock.  On July 25, 1995, the Company received an order under Sections 6(c) and 61(a) of the Act granting an exemption from Sections 18(d), 23(b), 61(a)(3)(B) and 61(b) permitting options and warrants issued to certain officers and non-employee directors to remain exercisable pursuant to their terms as if they had been issued pursuant to an executive compensation plan conforming with Section 61(a)(3)(B).3  On March 12, 1996, the Company received an order under Section 61(a)(3)(B) of the Act authorizing the Company to issue Options to its non-employee directors.4 The 1988 Plan was cancelled as of December 31, 1997, canceling all outstanding Options and eliminating all potential Option grants.

As of January 1, 1998, the Company implemented the Harris & Harris Group, Inc. Employee Profit-Sharing Plan that provided for profit sharing equal to 20 percent of the net realized income of the Company as reflected on the Consolidated Statements of Operations for such year (excluding the profit-sharing expense), less the nonqualifying gain, if any.  The 1998 Plan was amended as of January 1, 2000 and January 1, 2003 (the "Profit-Sharing Plan").

[3]	See Harris & Harris Group, Inc., SEC Rel. No. IC-21250 (July 25, 1995).

[4]	See Harris & Harris Group, Inc., Investment Company Act Release No. 21822 (March 12, 1996).

For purposes of the Profit-Sharing Plan, Applicant's net realized income included investment income, realized gains and losses, and operating expenses (including taxes paid or payable by us), but was calculated without including dividends paid or distributions made to shareholders, payments under the Profit-Sharing Plan, accruals for profit sharing, unrealized gains and losses, and loss carry-overs from other years, which net realized income Applicant refers to as qualifying income.  The proportion of net after-tax realized gains attributable to asset values as of September 30, 1997, was considered nonqualifying gain, which reduced qualifying income.  As soon as practicable following the year-end, the compensation committee of the Company comprised solely of directors who are not interested persons (as defined in Section 2(a)(19)) (the "Compensation Committee") would determine whether, and if so how much, qualifying income existed for a plan year.  Ninety percent of the amount determined by the Compensation Committee was then paid out to Plan participants pursuant to the distribution percentages set forth in the Profit-Sharing Plan.  The remaining 10 percent was paid out after Applicant filed its federal tax return for that plan year.

Section 57(n) of the Act prohibits the Applicant from paying profit sharing in an amount that exceeds "net income after taxes."  When Applicant chooses to retain its net realized long-term capital gains for reinvestment for growth and declares a deemed dividend, rather than distribute such gains as a cash dividend, the staff of the Commission has determined that the taxes paid by Applicant on behalf of shareholders (who receive a tax credit for such taxes) reduce the amount of profit against which the profit sharing payable to employees is calculated.  The practical effect of deducting the taxes paid on behalf of shareholders in conjunction with deemed dividends from "net income after taxes" in any fiscal year is to reduce the maximum payment under profit sharing plans governed by Section 57(n)(1)(B) to less than 13 percent of our net income before these taxes (20% of 65% of the pre-tax profit (reflecting the 35% Federal income tax rate) before adjustment for state and local taxes).

Because Applicant must compete with private sector venture capital firms to hire and retain personnel, and private sector venture capital firms typically have a carried interest of at least 20 percent of profits before any taxes, and that carried interest is usually in the form of long-term capital gains, not ordinary income, Applicant would be placed at a serious competitive disadvantage as a result of the taxes as described above.  Although Applicant could avoid this result by paying cash dividends in respect of its long-term gains, cash dividends would increase the cost of building Applicant’s capital and would not, in the view of the Board of Directors, be in the best interests of Applicant and its shareholders if other reasonably competitive compensation structures can be utilized.

Accordingly, on March 21, 2006, and March 23, 2006, the Compensation Committee and the Board voted to terminate the Profit Sharing Plan and established the Harris & Harris Group, Inc. 2006 Equity Incentive Plan (the "Stock Plan").  The Stock Plan was approved by shareholders of Applicant on May 4, 2006.

The Stock Plan provides for the grant of equity-based awards of restricted stock (subject to the receipt of this exemptive relief) and Options to our directors, officers and other employees (the "Participants and each a "Participant").  Both restricted stock and, to a limited extent, Options, provide the opportunity for recipients to earn long-term capital gain and both components of the Stock Plan enable Applicant to build capital more efficiently than would the Profit-Sharing Plan.  As of December 31, 2009, there were 4,184,503 Options outstanding.  The Stock Plan provides for standard anti-dilution adjustments.  However, no such adjustments will be made except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.  Applicant proposes to amend and restate the Stock Plan (the "Amended and Restated Stock Plan") in the form presented in Exhibit A.  The Amended and Restated Stock Plan provides for the periodic issuance of:  (1) Options to its Non-Employee Directors; and (2) Options and shares of restricted stock (i.e., stock that is subject to forfeiture unless specified employee retention and/or performance requirements are satisfied, and thus is restricted as to its transferability from the time of issuance until the requirements to avoid such forfeiture have been satisfied) (the "Restricted Stock"), to  employees and officers of Applicant.  It also permits participants to pay the exercise price of Options that were or will be granted to them pursuant to the Amended and Restated Stock Plan with shares of Applicant’s common stock already held by them.  Unless sooner terminated by the Board, the Amended and Restated Stock Plan will terminate on the tenth anniversary of its effective date, which will be the date on which the Applicant obtains shareholder approval of the Amended and Restated Stock Plan.

II.	EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for an order of the Commission pursuant to Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b), 23(c) and 63 of the  Act, and pursuant to Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act so as to enable Applicant to issue restricted stock to its officers and employees pursuant to the Amended and Restated Stock Plan, and pursuant to Section 61(b)(3)(B) of the Act.

Reason for Request

Compensation Practices in the Venture Capital and Asset Management Industry

Applicant believes that, because the market for highly qualified investment professionals is highly competitive, Applicant’s success depends on its ability to offer compensation packages to its professionals that are competitive with those offered by other venture capital firms and investment management businesses.  While Applicant recognizes that employee retention is critical for all companies, Applicant also believes that the highly technical, specialized nature of the Company's investments in nanotechnology and microsystems, and the small size of its employee base relative to its assets make employee retention even more critical for Applicant.  In that regard, the ability to offer equity-based compensation to its professionals, which both aligns employee behavior with shareholder interests and provides a retention tool, is vital to Applicant’s future growth and success.

The Amended and Restated Stock Plan would enable Applicant to offer the employees compensation packages that are more competitive with those offered by other venture capital businesses, which would enhance the ability of Applicant to hire and retain superior senior management and other key personnel.  Offering competitive compensation packages is critical to Applicant's ability to generate the best possible risk-adjusted returns for its shareholders.

Use of Restricted Stock

Applicant strongly believes that the most appropriate form of equity-based compensation that it can offer is Options combined with Restricted Stock.  Relative to other forms of equity-based compensation, Restricted Stock will allow Applicant to (1) compete more successfully with private venture capital firms for skilled employees; (2) develop superior alignment of Applicant's business strategy, shareholder interests and employee interests; and (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses.  Applicant believes the Restricted Stock will have a clear and meaningful benefit to its shareholders and its business prospects that supports approval of this application.

Successfully Competing with Private Venture Capital Firms

In order to compete successfully with private venture capital firms for talented portfolio and business management personnel, Applicant ideally would be able to pass through to its employees, in the form of long-term capital gain payments, at least 20 percent of the net realized income (which in a venture capital fund is substantially entirely long-term capital gain under current law) of Applicant over time.  Inasmuch as Applicant, as a publicly traded corporation, cannot utilize the passthrough of capital gain payments to its employees that is available to the general partners of venture capital partnerships and desires to build capital rather than make cash payments to its shareholders and employees, the equity-based compensation structure that Applicant believes comes closest to replicating the venture capital fund structure is Restricted Stock.  Restricted Stock requires no cash outlay by Applicant.  Furthermore, an employee who receives Restricted Stock and pays tax at ordinary rates based on the value of the stock at the time of receipt will be able to treat as long-term gain any subsequent appreciation prior to sale.

Developing Alignment in Business Strategy, Shareholder Interests and Employee Interests

Alignment of a company’s business strategy, its shareholder expectations and its employee compensation is an important component of long-term business success.  Long-term business success is in the interest of Applicant’s stockholders and employees.  Applicant makes investments primarily in privately held businesses that typically stay in its portfolio for five to ten years.  Its business strategy involves taking on investment risk over an extended period of time.  Since February 2002, when Applicant announced its focus on tiny technology, Applicant's stock price has generally traded at widely varying premiums, and even at discounts, to net asset value.

Since December 31, 2001, through December 31, 2009, Applicant's net asset value per share has increased from $2.75 at December 31, 2001, to a high of $5.95 at June 30, 2008.  Net asset value per share was $4.35 at December 31, 2009.  During the same period, the stock price has fluctuated between $1.80 and $23.60.  The following chart illustrates Applicant's net asset value and stock price from December 31, 2001 through December 31, 2009.

In light of this history of volatility with respect to the stock price in relation to the net asset value per share, Applicant's stock price may well decline even if management is successful in increasing net asset value per share through making successful investments.  In that case, management's Options would be worthless in spite of management doing a good job on behalf of shareholders.  Under these circumstances, the best way to align the interests of management and the shareholders is to motivate management to remain with Applicant and to continue to produce increases in net asset value by granting Restricted Stock as well as Options, rather than only Options.

Restricted Stock has intrinsic value while Options represent an arbitrage on the strike price of the option against the future value of the stock. Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in Applicant’s case, appreciation and the tax credits from the deemed dividends.  These interests are completely aligned with those of Applicant’s shareholders. Option holders only earn compensation if the stock price increases and do not benefit from the tax credits from deemed dividends or valuation protection, two elements that have high priority for Applicant’s shareholders.

Moreover, the private equity and private venture capital firms with which the Applicant competes are able to pay higher total cash compensation, composed of salaries and bonuses than the Applicant is able to pay because of the expenses that the Applicant must pay that are related to the maintenance of its status as a publicly held company.  In addition, the private firms with which Applicant must compete for personnel typically permit their employees to co-invest with them, which Applicant is not permitted to do under the Act.

Managing Dilution and Cash Expenses

Dilution is an important consideration for shareholders, and Restricted Stock is inherently more predictable than Options.  Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to employees.  Applicant believes that the availability of Restricted Stock awards may reduce the number of option shares that it will need to grant in order to be competitive with the compensation offered by private venture capital firms.

The Applicant can also pay less cash compensation if it can issue Restricted Stock to its employees.  Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to the Applicant's ability to maximize its cash available for investments.

Applicant's management and the Board, including the independent Compensation Committee of the Board, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Applicant’s shareholders, employees and business.

The Amended and Restated Stock Plan

The Amended and Restated Stock Plan, a copy of which is attached to this Application as Exhibit A, authorizes the issuance of Options and Restricted Stock subject to certain forfeiture provisions.  A maximum of twenty percent (20%) of Applicant's total shares of common stock issued and outstanding (as of the Effective Date or any date following it)5 will be available for awards under the plan, subject to adjustment as described below.  Shares issued under the plan may be authorized but unissued shares or treasury shares.  If any shares subject to an award granted under the plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without an issuance of shares, those shares will again be available for awards under the plan.  Under the plan, no more than twenty-five percent (25%) of the shares of stock reserved for the grant of the awards under the Amended and Restated Stock Plan may be Restricted Stock awards at any time during the term of the Amended and Restated Stock Plan.  The Restricted Stock will not be transferable except for disposition by gift, will or intestacy.

[5]	Effective Date is defined in section 2(h) of the Amended and Restated Stock Plan as the date on which the Amended and Restated Stock Plan is approved by Applicant's shareholders.

The Amended and Restated Stock Plan will make Restricted Stock grants available to employees recommended by the Compensation Committee, and only with the vote of the Board.  Each grant of Restricted Stock will be approved by the "required majority of directors as defined in section 57(o) of the Act (the "Required Majority").6  The restrictions on the Restricted Stock may relate to continued employment, (lapsing either on an annual or other periodic basis or on a "cliff" basis, i.e., at the end of a stated period of time), the performance of the Applicant, or other restrictions deemed by the Compensation Committee from time to time to be appropriate and in the best interests of Applicant and its shareholders.  The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Compensation Committee from time to time.  The terms and conditions of awards of Restricted Stock granted under the Amended and Restated Stock Plan will be determined by the Compensation Committee and set forth in an award agreement between the Company and the award recipient.  The Compensation Committee may determine that the holder of Restricted Stock may receive dividends, including deemed dividends, that may be deferred during the restricted period applicable to these awards.

[6]
Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Under the Amended and Restated Stock Plan, no more than 1,000,000 shares of our common stock may be made subject to awards under the plan to any individual in any year.  If the Company does not receive the Order to issue Restricted Stock, all shares granted under the Amended and Restated Stock Plan may be subject to Options.  If the Company does receive such Order and issues twenty-five percent (25%) of the shares of stock reserved for grant under the Amended and Restated Stock Plan as Restricted Stock, no more than seventy-five percent (75%) of the shares granted under the Amended and Restated Stock Plan may be subject to Options.

Restricted Stock will be awarded to certain employees and officers from time to time as part of the employees’ compensation based on an employee’s actual or expected performance and value to the Applicant.  The Board will have the general responsibility to ensure that the Amended and Restated Stock Plan is operated in a manner that best serves the interests of Applicant and its shareholders.  All awards of Restricted Stock will be approved by the Required Majority.  The date of grant will be the date on which the last of the approvals required by the  Act has been obtained.  The Amended and Restated Stock Plan will also be administered in a manner that is consistent with the requirements of the Nasdaq Stock Market.

The Stock Plan, which provides that Restricted Stock will not be issued unless Applicant receives the Order, has been approved by the Board, including the Required Majority.  The Stock Plan was approved by Applicant's shareholders on May 4, 2006.  An Amended and Restated Stock Plan consistent with the relief obtained in the requested order will be presented to Applicant’s shareholders after the issuance of the order, and no Restricted Stock will be issued unless the Amended and Restated Stock Plan is approved by the shareholders.

Applicant will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers to the extent adopted and applicable to BDCs and Applicant.

Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Amended and Restated Stock Plan.  Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (1) a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of shareholders within one year immediately prior to any such sale; (2) a "required majority" of the BDC’s directors (i.e., both a majority of directors who have no financial interest in the transaction, plan or arrangement and a majority of directors who are not interested persons of the BDC) have determined that such sale would be in the best interests of the BDC and its shareholders; and (3) a required majority of the BDC’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.

Because Restricted Stock that would be granted under the Amended and Restated Stock Plan would not meet the terms of Section 63(2), Section 23(b) would prevent the issuance of the Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) ("57(b) persons"), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order.  Rule l7d-1, made applicable to transactions subject to Sections 57(a)(4)  by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan.  Employees and directors of a BDC are 57(b) persons.  Thus, although a compensation plan involving grants of restricted stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Requested Order

Applicant requests an Order of the Commission pursuant to Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b) and Section 63 of the Act, and pursuant to Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act and pursuant to Section 61(a)(3)(B) of the Act to permit Applicant to issue shares of Restricted Stock pursuant to the Amended and Restated Stock Plan.

Applicant’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to be able to offer their employees equity-based compensation.  Applicant believes that its ability to offer equity-based compensation in the form of the Restricted Stock is necessary for Applicant to recruit and retain management talent and align that talent with the interests of its stockholders.  Thus, Applicant believes that its request for an order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

Similarity to Issuances Currently Permitted under the Act for Employees

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including non-employee directors, in the Small Business Investment Incentive Act of 1980 (the "1980 Amendments").  Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their officers, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.7 Applicant believes that the issuance of Restricted Stock to Applicant’s officers and employees, including any officer or employee who is also a director, for purposes of investor protection under the Act, is substantially similar to what is currently permitted under Section 61.

[7]	See Section 61(a)(3)(B) of the Act.

Applicant is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees.  Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980.  In the late 1970s, direct grants of stock were not a widely used form of compensation.  In fact, publications in the late 1970s indicate that it was stock options — which the 1980 Amendments made permissible for use by BDCs — that were the most widely used type of incentive compensation.8

Prior Commission Orders Relating to Employee Compensation

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.

[8]
‘See, "Successors to the Qualified Stock Option" Harvard Business Review (Jan/Feb. 1978) stating: "Stock options predominate among the long-term incentives for executives" and "Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity." See also, "Annual Survey of Executive Compensation" Business Week (May 14, 1979) stating: "Most companies still use stock option grants and appreciation rights as their predominant incentives."

MCG Capital Corporation.  On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) of the Act and Rule 17d-1 thereunder (the "MCG Order").  The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.9

Main Street Capital Corporation.  On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) of the Act and Rule 17d-1 thereunder (the “Main Street Order”).  The Main Street Order permits Main Street Capital Corporation and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.10

Triangle Capital Corporation.  On March 18, 2008, the Commission issued an order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 57(a)(4) and 57(i) of the Act and Rule 17d-1 thereunder (the “Triangle Order”).  The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.11

Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed closed-end investment companies.

[9]	See MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).
[10]	Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).
[11]	In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).

Baker, Fentress & Company and Adams Express Company, et, al.  In 1998, the Commission issued an order granting Baker, Fentress & Company ("Baker Fentress") exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation ("Adams Express") exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.12

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the shareholders of the underlying investment company.  Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.  Applicant will not issue any shares of Restricted Stock to Non-Employee Directors.

Standards for Exemption Under Section 6(c)

Section 6(c), which governs Applicant’s request for exemptive relief from Sections 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.

[12]
See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the "Baker Fentress Order") and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the "Adams Express Order"). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to their non-employee directors.

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. Applicant submits that maintaining the ability of a BDC that identifies, invests in and actively works with early stage growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of Applicant’s shareholders.  Applicant competes for talented personnel primarily with private venture capital firms, and secondarily with investment banks, private equity funds, and other financial services companies that also are not investment companies registered under the Act and are not subject to the limitations of the Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock, and, therefore, have an advantage over Applicant and its subsidiaries in attracting and retaining highly qualified personnel.  For Applicant to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

With respect to Applicant's primary competition, private venture capital funds, Applicant has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead.  Availability of Restricted Stock would enable Applicant to substitute Restricted Stock for overall cash compensation, and compensate for the loss of the carried interest that our investment professionals would receive at a private venture capital firm, among other things.

The Amended and Restated Stock Plan will enhance the ability of Applicant to compensate its personnel competitively, while also aligning the interests of its personnel with the success of the company and the interests of its shareholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3).  The Amended and Restated Stock Plan will be approved by shareholders in accordance with Section 61(a)(3)(A)(iv) of the Act.  A proxy statement submitted to Applicant’s shareholders will contain a concise "plain English" description of the Amended and Restated Stock Plan and its potential dilutive effect.  If the Amended and Restated Stock Plan is not approved by shareholders, it will not be implemented.  Furthermore, each issuance of Restricted Stock will be approved by the Required Majority of directors on the basis that the issuance is in the best interests of Applicant and its shareholders.  Applicant is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 ("Exchange Act") requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restrictive Stock pursuant to the Amended and Restated Stock Plan will be administered, the Restricted Stock will be no more dilutive than if Applicant were to only issue Options, as is permitted by Section 61(a)(3).  Because it takes fewer shares of Restricted Stock, as compared with Options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an Option.  Furthermore, there is a limit on the total number of shares that Applicant can issue under the Amended and Restated Stock Plan.  Applicant acknowledges that awards granted under the Amended and Restated Stock Plan may have a dilutive effect on the shareholders’ equity per share in Applicant, but believes that effect would be outweighed by the anticipated benefits of the Amended and Restated Stock Plan to Applicant and its shareholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC.  A maximum of 20 percent of our total shares of our common stock issued and outstanding will be available for awards under the plan.  Under the Amended and Restated Stock Plan, the maximum amount of Restricted Stock that may be outstanding at any particular time will be five percent of the issued and outstanding shares of common stock of Applicant.

Consistency with the Purposes of the Act

As indicated earlier, Applicant is at a disadvantage in competing with other financial services companies, particularly private venture capital firms, in attracting and retaining management personnel because it cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan that would have a long-term capital gain component and its overhead associated with being publicly held reduces the cash compensation it can pay to its employees.  In addition, Applicant believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer restricted stock as part of their equity incentive plans.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies in 1971 and granted a limited exemption from the Act’s provisions to permit them to issue qualified stock options.  Congress amended the Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.  In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both Orders permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  Finally, the SEC issued the MCG Order, the Main Street Order and Triangle Order permitting BDCs to issue restricted stock.  In each of these instances, it was found that equity compensation would not offend the Act’s policies and purposes.

In the present case, Applicant is merely requesting that it be allowed to issue Restricted Stock in substantially the same manner as currently in effect under the Stock Plan with respect to Options to purchase under Section 61(a)(3) and would be subject to greater restrictions as to the number of shares of Restricted Stock that may be issued.  The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors and numerous BDCs to issue warrants, options and rights to purchase to directors.

Applicant further submits that the Amended and Restated Stock Plan would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of shareholders’ equity in the investment company.

The Restricted Stock element of the Amended and Restated Stock Plan does not raise concerns about preferential treatment of Applicant’s insiders because this element is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 of the Act and approved by the Commission in the orders given to MCG Capital, Main Street, Triangle, Baker Fentress and Adams Express. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Amended and Restated Stock Plan at any one time will be five percent of the outstanding shares of common stock of Applicant.

Applicant further states that the Restricted Stock feature will not unduly complicate Applicant’s capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors.  Applicant also states that on an ongoing basis it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Applicant further notes that the Amended and Restated Stock Plan will be disclosed to investors in accordance with the requirements applicable to BDCs, including the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies.  Applicant thus concludes that the Amended and Restated Stock Plan will be adequately disclosed to investors and appropriately reflected in the market value of Applicant’s shares.

Standards for an Order Under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i) to the extent not more restrictive than Sections 57(a)-(e) and the rules thereunder, provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the  Act’s Policies and Purposes

The arguments as to why the Amended and Restated Stock Plan is consistent with the Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Applicant submits that the issuance of Restricted Stock pursuant to the Amended and Restated Stock Plan poses no greater risk to shareholders than the issuances permitted by Section 57(j)(1).

Differences in Participation

Applicant’s role is necessarily different from that of other participants in the arrangement at issue since the other participants in the Amended and Restated Stock Plan are its officers and employees.  However, Applicant’s participation with respect to the Amended and Restated Stock Plan will not be "less advantageous" than that of the Participants.  Applicant, either directly or indirectly, is responsible for the compensation of the Participants; the Amended and Restated Stock Plan is simply Applicant’s chosen method of providing such compensation.  Moreover, Applicant believes that the Amended and Restated Stock Plan will benefit Applicant by enhancing its ability to attract and retain highly-qualified personnel.  The Amended and Restated Stock Plan will help align the interests of Applicant’s employees with those of its shareholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant’s shareholders.

Applicant’s Conditions with Respect to Issuance of Restricted Stock

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.	The Amended and Restated Stock Plan will be authorized by Applicant's shareholders in accordance with Section 61(a)(3)(A)(iv) of the Act.
2.
Each grant of Restricted Stock to an officer or employee will be approved by the Required Majority of Applicant’s directors on the basis that such grant is in the best interest of Applicant and its shareholders.

3.
The amount of voting securities that would result from the exercise of all of Applicant’s outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the Amended and Restated Stock Plan, will not at the time of issuance of any warrant, option, right or share of Restricted Stock under the Amended and Restated Stock Plan, exceed 20 percent of Applicant’s outstanding voting securities.

4.	The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed five percent of Applicant’s outstanding voting securities.
5.	The Board will review the Amended and Restated Stock Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Amended and Restated Stock Plan could have on Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Amended and Restated Stock Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Amended and Restated Stock Plan would not have an effect contrary to the interests of Applicant’s shareholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Amended and Restated Stock Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

III.	EXEMPTION TO PERMIT APPLICANT TO WITHHOLD SHARES TO SATISFY TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

Reason for Request

Each grant or exercise of an award granted under the Amended and Restated Stock Plan is subject to the participant’s having made arrangements for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange.

Tax Consequences of Restricted Stock Awards

Generally, a grant under the Amended and Restated Stock Plan of restricted stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant.  Instead, the value of the restricted stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse.  Such value will be the fair market value of the shares on the dates the restrictions lapse.  Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant.  Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the restricted stock or the value of the restricted stock drops prior to vesting.

On the date the restricted stock vests (assuming no Section 83(b) election has been made), the shares are released to the participant and available for sale or transfer (subject to the Applicant’s share retention guidelines).    In accordance with the applicable regulations of the IRS, the Company requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election.  Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.”  In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement.  If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Amended and Restated Stock Plan incorporates this concept of “net share settlement.”  Specifically, it provides that the Company is authorized to withhold stock (in whole or in part) from any award of restricted shares granted in satisfaction of a participant's tax obligations.  However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

Tax Consequences of Stock Option Awards

Non-Qualified Stock Options (“NQSOs”) are granted under the Amended and Restated Stock Plan.   NQSOs granted under the Amended and Restated Stock Plan will not be taxable to a recipient at the time of grant.  Upon the exercise of a NQSO, the amount by which the fair market value of the shares of the Company’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise.  In accordance with applicable regulations of the IRS, Applicant requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the exercise of the option.  If Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld.  When the optionee sells the shares of common stock received upon exercise of the NQSO, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Applicable Law and Need for Relief

Section 23(c) of the Act, which is made applicable to BDCs by Section 63 of the Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.”  No rule addresses “purchases” by a BDC in the circumstances described in this Application.  Thus, to the extent that the transactions between Applicant and the participants described in this Application with respect to the Amended and Restated Stock Plan constitute “purchases” by Applicant of its own securities, Section 23(c) of the Act would prohibit these transactions.

Requested Order

Applicant requests an order of the Commission for relief under Section 23(c) of the Act to permit Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options to purchase shares of Applicant’s common stock that were or will be granted pursuant to the Amended and Restated Stock Plan.  In addition, Applicant requests an exemption from Section 23(c) of the Act to permit participants to pay the exercise price of options to purchase shares of Applicant’s common stock that were or will be granted to them pursuant to the Amended and Restated Stock Plan with shares of Applicant’s stock already held by them.

Applicant’s Legal Arguments

Section 23(c)(3) of the Act permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.”  As noted above, the transactions between Applicant and the participants described in this Application with respect to the Amended and Restated Stock Plan may entail “purchases” by Applicant of its own securities within the meaning of Section 23(c) of the Act.  However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against Applicant’s other shareholders.  In that regard, Applicant currently uses the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for most purposes under the Amended and Restated Stock Plan (i.e., the public market price on the date of vesting of Restricted Stock and the date of exercise of NQSOs.  Because all of the transactions between the Company and the participants described in this Application with respect to the Amended and Restated Stock Plan will take place at the public market price for the Company’s common stock, these transactions will not be significantly different than could be achieved by any shareholder selling in a transaction on the Nasdaq Global Market.  Moreover, these transactions may be made only as permitted by the Amended and Restated Stock Plan, which will be approved by the Company’s shareholders prior to any application of the relief.  These transactions permit Applicant to deliver only gain shares or shares net of tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Amended and Restated Stock Plan.  The resulting reduction in dilution using these transactions should benefit all of Applicant’s shareholders.  Finally, without the relief sought hereby, Applicant’s executives and employees may be forced to sell more shares in the open market a portion of the non−cash awards that vest or are delivered under the Amended and Restated Plan to satisfy their tax withholding obligations. A large influx of Company shares into the open market over a short period of time would not be beneficial to the Company’s shareholders.  Moreover, the withholding provisions in the Amended and Restated Plan do not raise concerns about preferential treatment of Applicant’s insiders because the Amended and Restated Stock Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the restricted stock and the option exercise price is determined at the time of the initial grant of the options.

In light of the foregoing, Applicant believes that the requested relief meets the standards of Section 23(c)(3) of the Act. Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed−end investment companies, small business investment companies and BDCs.  Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the SEC for relief under Section 23(c) of the 1940 Act.

Precedent

The Commission has previously granted exemptive relief from Section 23(c) of the Act to BDCs in substantially similar circumstances.  On May 5, 2009, the Commission issued an order granting Triangle exemptive relief from Section 23(c) of the Act in connection with withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.  On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) of the Act permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted stock that were or will be granted pursuant to its incentive compensation plans13.

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) of the Act in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Triangle and MCG Capital discussed above, Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

[13]	See MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Amended and Restated Stock Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the Act with which the Applicant competes for personnel resources.

Accordingly, Applicant respectfully requests that the Commission issue an order under Section 23(c) of the Act to permit (1) Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options to purchase shares of Applicant’s common stock that were or will be granted pursuant to the Amended and Restated Stock Plan, and (2) participants to pay the exercise price of options to purchase shares of Applicant’s common stock that were or will be granted to them pursuant to the Amended and Restated Stock Plan with shares of Applicant’s stock already held by them.

IV.           EXEMPTION TO PERMIT APPLICANT TO ISSUE OPTIONS TO NON-EMPLOYEE DIRECTORS

Reason for Request

Applicant requests that the Commission issue an order pursuant to Section 61(a)(3)(B) of the Act granting Applicant’s request to permit it to issue Options to Non-Employee Directors.  The skill and experience of Applicant’s board are critical to its success.  Non-Employee Directors of Applicant currently receive compensation of $1,500 for each meeting of the Board and $1,500 for each committee meeting they attend, in addition to a monthly retainer of $750.  We also reimburse our directors for travel, lodging and related expenses they incur in attending board and committee meetings.  The total compensation and reimbursement for expenses paid to all directors in 2009 was $364,862.  Almost all of the directors use 50 percent of director fees to purchase shares of Applicant’s common stock in the open market.

Applicant has concluded that it should provide the Non-Employee Directors with additional incentives in the form of an executive compensation program contemplated by Section 61(a) of the Act in order to attract and retain highly qualified and motivated board members to assist in its development.  Specifically, (subject to receiving the requested Order) Applicant proposes to issue Options to Non-Employee Directors pursuant to the Amended and Restated Stock Plan.

If the relief is granted, the nine current Non-Employee Directors would become eligible to participate in the Amended and Restated Stock Plan.  The Amended and Restated Stock Plan will not be modified materially from the description in this Application without obtaining an order of the Commission or approval of the Commission staff.

Applicable Law and Need for Relief

Section 61(a)(3)(B) of the Act provides, in pertinent part, that a BDC may issue to its Non-Employee Directors warrants, options or other rights (collectively, "rights") to purchase its voting securities pursuant to an executive compensation plan if certain conditions are met.  These conditions are:

(1)	that the rights expire by their terms within ten years (Section 61(a)(3)(A)(i) and 61(a)(3)(B)(i)(II));
(2)
that the exercise price of the rights is not less than the current market value of the underlying securities at the date of the issuance of the rights, or if no such market value exists, then the current net asset value of the underlying securities (Section 61(a)(3)(A)(iii) and 61(a)(3)(B)(i)(II));

(3)
that the proposal to issue such rights is authorized by the BDC’s stockholders, and is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of the BDC or its stockholders (Section 61(a)(3)(B)(ii));

(4)	that the rights are not transferable except for disposition by gift, will or intestacy (Section 61(a)(3)(B)(ii));
(5)
that no investment adviser of the BDC receives any compensation described in paragraph (a)(1) of Section 205 of the Investment Advisers Act of 1940 (the "Advisers Act"), except to the extent permitted by clause (b)(1) or (b)(2) of that section (Section 61(a)(3)(B)(iii)); and

(6)	that the BDC does not have a profit-sharing plan described in Section 57(n) of the Act (Section 61(a)(3)(B)(iv)).

The concluding paragraph of Section 61(a)(3) of the Act provides that the amount of the BDC’s voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed 25 percent of the outstanding voting securities of the BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such company’s directors, officers, employees, and general partners pursuant to any executive compensation plan meeting the requirements of Section 61(a)(3)(B) of the Act would exceed 15 percent of the outstanding voting securities of the BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance shall not exceed 20 percent of all outstanding voting securities of the BDC.

Requested Order

Applicant requests an order of the Commission pursuant to Section 61(a)(3)(B) of the Act approving Applicant’s proposal to issue Options to the Non-Employee Directors.

Applicant’s Legal Arguments

Similarity to Issuance Currently Permitted by Orders from the Commission

The 1980 Amendments permit a BDC to issue warrants, options, and rights to purchase voting securities to non-employee directors if the BDC complies with certain conditions and if the issuance to the non-employee directors is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of such company or its shareholders or partners.  The Commission has approved a number of non-employee director compensation plans pursuant to Section 61(a)(3).14

[14]
See, e.g. Gladstone Capital Corporation, Release No. IC-25881 (Jan. 3, 2003) (notice), Release No. IC-259l7 (Jan. 29, 2003) (order); UTEK Corporation, Release No. IC-25468 (March 20, 2002) (notice), Release No, IC-25529 (April 6,2002) (order); Medallion Financial Corp., Release No. IC-24342 (March 17, 2000) (notice), Release No. IC-24390 (April 12, 2000) (order); Franklin Capital Corporation, Release No. IC-24254 (Jan. 18, 2000) (notice), Release No. IC-24287 (Feb. 14, 2000) (order); Elk Associations Funding Corporation, Release No. IC-23934 (Aug. 3. 1999) (notice), Release No. IC-23984 (Aug. 31, 1999) (order); Allied Capital Corporation, Release No. IC-23946 (Aug. 12, 1999) (notice), Release No. IC-24000 (Sept. 8, 1999) (order); American Capital Strategies, Release No. IC-23785 (April 14, 1999) (notice), Release No. IC-23830 (May 11, 1999) (order); Brantley Capital Corporation, Release No. IC-23766 (March 30, 1999) (notice), Release No. IC-23812 (April 28, 1999) (order); Sirrom Capital Corporation, Release No. IC-23225 (May 29, 1998) (notice), Release No. IC-23271 (June 24, 1998) (order); Equus I/Incorporated, Release No. IC-22853 (Oct. 10, 1997) (notice), Release No. IC-22874 (Nov. 4, 1997) (order); and Medallion Financial Corp., Release No. IC-22350 (Nov. 25, 1996) (notice), Release No. IC-22417 (Dec. 23, 1996) (order).

Applicant believes that the granting of Options to Non-Employee Directors under the Amended and Restated Stock Plan is fair and reasonable because of the skills and experience such directors provide to Applicant.  Such skills and experience are necessary for the management and oversight of Applicant’s investments and operations.  Furthermore, as noted above, the ability to offer its Non-Employee Directors equity-based compensation is necessary to enhance Applicant’s ability to obtain and retain high quality individuals to serve on its Board.  Applicant’s Non-Employee Directors actively participate in service on committees of the Board, including the Valuation, Independent Directors, Nominating, Compensation and Audit committees, and other aspects of corporate governance, as well as make a significant contribution to Applicant’s business.

The value of grants of Options to Non-Employee Directors under the Amended and Restated Stock Plan, combined with other compensation such directors receive as permitted by applicable law and regulation,15 is well within the range of reasonable director compensation in consideration of the commitments Non-Employee Directors are expected to undertake, particularly given that the ultimate value to the Participants of the Options is contingent upon Applicant’s performance.

[15]
We note that the staff has previously stated that it would not recommend enforcement action to the Commission under section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable.  Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).  Applicant does not currently intend to rely on this staff position. In the event that Applicant does rely on this staff position, any shares issued in reliance on this staff position would not be subject to the 5% limitation on outstanding Restricted Stock as such shares will have been fully paid at the time of issuance.

Applicant believes that granting the Options will provide significant incentives for Non-Employee Directors to remain on the Board and to devote their best efforts to the success of Applicant’s business in the future, as they have done in the past.  The issuance of Options will also provide an additional means for Applicant’s Non-Employee Directors to increase their ownership interest in Applicant, thereby helping to ensure a close identification of their interests with those of Applicant and its shareholders.

The number of Options granted to each Non-Employee Director will be limited to 35,000 over the 10-year term of the Amended and Restated Stock Plan and will be granted in the amount of 3,500 Options per director at the first scheduled Compensation Committee meeting following each annual meeting of shareholders during the term of the Amended and Restated Stock Plan.  The aggregate number of Options granted to each Non-Employee Director will be reduced for each participating director at the rate of 3,500 shares for each full year during the term of the Amended and Restated Stock Plan that such individual was not or is not a Non-Employee Director.  The exercise price of each Option grant will be determined in the same manner as other Options grants under the Amended and Restated Stock Plan.  The term of each Option granted to a Non-Employee Director will be 10 years, and Options will vest three years from the date of grant.  Directors will have to exercise or forfeit their Options within 90 days after such Non-Employee Director ceases to be a director for any reason other than retirement pursuant to the Board's mandatory retirement policy as in effect from time to time.  Directors who retire pursuant to the Board’s mandatory retirement policy may retain their Options until expiration.  Applicant will not issue any shares of Restricted Stock to Non-Employee Directors.

The Amended and Restated Stock Plan and the Options proposed to be granted thereunder for which approval is sought by this Application meet all the requirements of Section 61(a)(3) of the Act other than receipt of Commission approval for grants to Non-Employee Directors.  Specifically, the Amended and Restated Stock Plan provides that such Options:

(1)	will expire by their terms within ten years from the date of grant;
(2)
will have an exercise price not less than the current market value of Applicant’s common stock at the date of issuance of the Option, or if no market value exists, the current net asset value per share at the date of issuance of the Option.  The Amended and Restated Stock Plan provides that unless otherwise determined by the Board in good faith, the per share fair market value of stock as of a particular date shall mean the closing price per share of stock on the national securities exchange on which the stock is principally traded, for the date on which the last of the approvals required by the Act for any particular grant has been obtained;

(3)
will be issued pursuant to the Amended and Restated Stock Plan authorized by the stockholders of Applicant prior to the date of any issuance of Options to Non-Employee Directors under the Amended and Restated Stock Plan; and

(4)	will be non-transferable except for disposition by will or intestacy.

Moreover, Applicant no longer has a profit-sharing plan as described in Section 57(n) of the Act and, because it has no investment adviser, it pays no compensation described in paragraph (a)(1) of Section 205 of the Advisers Act.

Applicant believes that granting Non-Employee Directors Options under the Amended and Restated Stock Plan is fair and reasonable.  Non-Employee Directors provide Applicant with skills and experience necessary for management and oversight of its investments and operations, and are likely to have specific experience with respect to industries in which Applicant makes a significant number of investments.  Applicant also believes that its ability to make grants of Options under the Amended and Restated Stock Plan to Non-Employee Directors provides a means of retaining the services of its current Non-Employee Directors and of attracting persons to serve as Non-Employee Directors in the future.

Modern compensation practice suggests that outside director options are a good thing for shareholders, and the Commission has previously granted orders to BDCs to have outside director option plans.16  Applicant further submits that the Options will provide a means for the Non-Employee Directors to increase their ownership interests in Applicant, thereby ensuring close identification of their interests with the interests of Applicant’s shareholders.

Applicant submits that the granting of Options to the Non-Employee Directors is fair and reasonable and does not involve overreaching of Applicant or its stockholders.  The number of Options that would be granted to Non-Employee Directors if this order was issued would be limited.  The number of voting securities that would result from the issuance of Options and Restricted Stock to officers, employees and Non-Employee Directors would not exceed 20 percent of Applicant’s outstanding voting securities (not including the Restricted Stock).   In light of the foregoing, Applicant believes that the granting of Options to Non-Employee Directors will not have a substantial dilutive effect on the net asset value of its common stock.

[16]	See note 10 supra.

Accordingly, Applicant respectfully requests that the Commission issue an order under Section 61(a)(3)(B) of the Act approving the proposal to issue Options under the Amended and Restated Stock Plan to the Non-Employee Directors, on the basis that the terms are fair and reasonable and do not involve overreaching of Applicant or its shareholders.

Conclusion

For the reasons set forth above, Applicant believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  It would not involve any overreaching and the terms are fair and reasonable.

Procedural Matters
Communications

Please address all communications concerning this Application and the Notice and Order to:

Sandra M. Forman, Esq.
General Counsel and Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900
Facsimile: (212) 582-9563

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790
Facsimile: (917) 777-2790

Authorizations

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Applicant dated May 6, 2010.  A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.

Applicant has caused this Application to be duly signed on its behalf on the 24th day of May, 2010.

HARRIS & HARRIS GROUP, INC.

By:	/s/ Douglas W. Jamison
Douglas W. Jamison
Chief Executive Officer

EXHIBIT A
AMENDED AND RESTATED

HARRIS & HARRIS GROUP, INC.

2006 EQUITY INCENTIVE PLAN

FORM OF AMENDED AND RESTATED

HARRIS & HARRIS GROUP, INC.

EQUITY INCENTIVE PLAN

1.             Purpose; Types of Awards; Construction.

The purposes of the Harris & Harris Group, Inc. 2006 Equity Incentive Plan (the "Plan") are to enable Harris & Harris Group, Inc. (the "Company") to afford an incentive to non-employee and employee directors, selected officers and other employees of the Company to continue as non-employee directors, officers and employees, as the case may be, to increase their efforts on behalf of the Company and to promote the success of the Company's business.  The Plan provides for the grant of Options and restricted stock.  The Plan is designed so that Awards granted hereunder that are intended to comply with the requirements for "performance-based compensation" under Section 162(m) of the Code may comply with such requirements.  Various provisions of the Plan may require an exemptive order from the SEC prior to their implementation and accordingly, Awards will be granted only after consultation with the Company's General Counsel.

2.             Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)           "Award" means any Option or Restricted Stock award granted under the Plan.

(b)           "Award Agreement" means any written agreement, contract or other instrument or document evidencing an Award.

(c)           "Board" means the Board of Directors of the Company.

(d)           "Change in Control" means the occurrence of any of the following:

(i)           any Person is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 40% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (iii) below; or

(ii)           the following individuals cease for any reason to constitute a majority of the number of directors then serving:  individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii)           there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of (A) any parent of the Company or the entity surviving such merger or consolidation (B) if there is no such parent, of the Company or such surviving entity; or

(iv)           the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(e)           "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder.

(f)           "Committee" means the committee established by the Board to administer the Plan, the composition of which shall at all times consist of "non-employee directors" within the meaning of Rule 16b-3, and "outside directors" within the meaning of Section 162(m) of the Code.

(g)           "Company" means Harris & Harris Group, Inc., a corporation organized under the laws of the State of New York, or any successor corporation.

(h)           "Effective Date" means March 12, 2009, the date on which the Plan was adopted by the Board.

(i)            "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

(j)           "Fair Market Value" means, with respect to Stock or other property, the fair market value of such Stock or other property determined by such methods or procedures as shall be established from time to time by the Board.  Unless otherwise determined by the Board in good faith, the per share Fair Market Value of Stock as of a particular date shall mean the closing price per share of Stock on the national securities exchange on which the Stock is principally traded, for the date on which the last of the approvals required by the Investment Company Act of 1940 for any particular grant has been obtained.

(k)           "Option" means a right, granted to a Participant under Section 6(b)(i), to purchase shares of Stock.

(l)            "Participant" means a person who, as a non-employee director, employee director, officer or other employee of the Company has been granted an Award under the Plan.

(m)           "Performance Goals" means performance goals based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:  (i) pre-tax income or after-tax income; (ii) cumulative realized and unrealized net appreciation; (iii) stock price or total stockholder return; or (iv) any other criteria determined by the Board to be appropriate.  Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of a percentage increase or decrease in the particular criterion, and may be applied to one or more of the Company or a subsidiary of the Company, all as determined by the Board.  The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).  Each of the foregoing Performance Goals shall be evaluated in accordance with generally accepted accounting principles, where applicable, and shall be subject to certification by the Board.  The Board shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any subsidiary of the Company or the financial statements of the Company or any subsidiary of the Company, in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

(n)           "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(o)           "Plan" means this Harris & Harris Group, Inc. 2006 Equity Incentive Plan, as amended from time to time.

(p)           "Restricted Stock" means a grant of shares of Stock to a Participant under Section 6(b)(ii) that are subject to certain restrictions and to a risk of forfeiture.

(q)           "Rule 16b-3" means Rule 16b-3, as from time to time in effect promulgated by the SEC under Section 16 of the Exchange Act, including any successor to such Rule.

(r)           "SEC" means the U.S. Securities and Exchange Commission.

(s)           "Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

(t)           "Stock" means shares of the common stock, par value $0.01 per share, of the Company.

3.             Administration.

The Plan shall be administered by the Board.  The Board may appoint a Committee to administer all or a portion of the Plan and to make recommendations to the Board with respect to the Plan and any Award.  To the extent that the Board appoints a Committee to administer all or a portion of the Plan, references in the Plan to "the Board" shall be references to "the Committee."  The Board may delegate to one or more agents such administrative duties as it may deem advisable, and the Committee or any other person to whom the Board has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or such Committee or person may have under the Plan.  Each award of Options or Restricted Stock to employees shall be approved by the "required majority" (as defined in Section 57(o) of the Act) on the basis that such issuance is in the best interests of the Company and its shareholders.

The Board shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to:  (i) grant Awards; (ii) determine the persons to whom and the time or times at which Awards shall be granted; (iii) determine the type and number of Awards to be granted, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award, including but not limited to the effect of a Change in Control on an Award; (iv) determine Performance Goals no later than such time as required to ensure that an underlying Award that is intended to comply with the requirements of Section 162(m) of the Code so complies; (v) determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; (vi) make adjustments in the terms and conditions of, and the Performance Goals (if any) included in, Awards; (vii) construe and interpret the Plan and any Award; (viii) prescribe, amend and rescind rules and regulations relating to the Plan; (ix) determine the terms and provisions of the Award Agreements (which need not be identical for each Participant); and (x) make all other determinations deemed necessary or advisable for the administration of the Plan.  Notwithstanding any other provision of the Plan or any Award Agreement, the Board shall not take any action that would have the effect of reducing the exercise or purchase price of any Award, whether by means of repricing or cancellation and regrant of the Award, without having first obtained the approval of the Company's stockholders.

All decisions, determinations and interpretations of the Board shall be final and binding on all persons, including but not limited to the Company, any subsidiary of the Company, any Participant (or any person claiming any rights under the Plan from or through any Participant) and any stockholder.  No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4.             Eligibility.

Awards may be granted to Persons who at the time of grant are natural persons who are non-employee directors, employee directors, officers and other employees of the Company, in the discretion of the Board.  In determining the persons to whom Awards shall be granted and the type of any Award (including the number of shares to be covered by such Award), the Board shall take into account such factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

5.             Stock Subject to the Plan.

The maximum number of shares of Stock reserved for the grant of Awards under the Plan shall be equal to twenty percent (20%) of the total shares of Stock issued and outstanding (not including the Restricted Stock), as of any date as of or following the Effective Date, such that the number of shares of Stock reserved for the grant of Awards under the Plan shall automatically increase (or decrease) with each increase (or decrease) in the number of shares of Stock issued and outstanding.  All shares of Stock reserved for the grant of Awards under the Plan may be made subject to Options granted under the Plan; provided, however, that up to  twenty-five percent (25%) of the shares of Stock reserved for the grant of Awards under the Plan may be subject to Restricted Stock Awards at any time during the term of the Plan, subject to adjustment as provided herein.  No more than 1,000,000 shares of Stock may be made subject to Awards granted to any Participant in any year, subject to adjustment as provided herein.  Determinations made in respect of the limitations set forth in the immediately preceding sentence shall be made in a manner consistent with Section 162(m) of the Code.  Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise.  If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award terminates or expires without a distribution of shares to the Participant, the shares of Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, withholding, termination or expiration, again be available for Awards under the Plan.  In the event that the Board shall determine that any dividend or other distribution (whether in the form of cash, Stock, deemed dividends or other property), recapitalization, Stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Board shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of:  (i) the number and kind of shares of Stock or other property (including cash) that may thereafter be issued in connection with Awards; (ii) the number and kind of shares of Stock or other property (including cash) issued or issuable in respect of outstanding Awards; (iii) the exercise price, grant price or purchase price relating to any Award; and (iv) the Performance Goals applicable to outstanding Awards.  In addition, the Board may determine that any such equitable adjustment may be accomplished by making a payment to the Award holder, in the form of cash or other property (including but not limited to shares of Stock).

6.             Terms of Awards.

(a)           General.  The term of each Award shall be for such period as may be determined by the Board.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company upon the grant, vesting, maturation or exercise of an Award may be made in such forms as the Board shall determine at the date of grant or thereafter, including, without limitation, cash or other property, and may be made in a single payment or transfer, in installments or on a deferred basis.  The Board may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.  In addition to the foregoing, the Board may impose on any Award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Board shall determine.

(b)           Terms of Specified Awards.  The Board is authorized to grant the Awards described in this Section 6(b), under such terms and conditions as deemed by the Board to be consistent with the purposes of the Plan.  Such Awards may be granted with vesting, value and/or and payment thereof contingent upon Performance Goals.  Except as otherwise set forth herein or as may be determined by the Board, each Award granted under the Plan shall be evidenced by an Award Agreement containing such terms and conditions applicable to such Award as the Board shall determine at the date of grant or thereafter, including the effect, if any, of a Change in Control on such Award.

(i)           Options.  The Board is authorized to grant Options to Participants on the following terms and conditions:

(A)           Type of Award.  The Award Agreement evidencing the grant of an Option under the Plan shall designate the Option as a "non-qualified stock option" ("NQSO").

(B)           Exercise Price.  The exercise price per share of Stock purchasable under an Option shall be determined by the Board, but in no event shall the per share exercise price of any Option be less than the Fair Market Value of a share of Stock on the date of grant of such Option.  The exercise price for Stock subject to an Option may be paid in cash, through a "broker cashless exercise" procedure approved by the Board (to the extent permitted by law) or a combination of the above, in any case in an amount having a combined value equal to such exercise price.  An Award Agreement may provide that a Participant may pay all or a portion of the aggregate exercise price by having shares of Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price withheld by the Company.

(C)           Term and Exercisability of Options.  Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Board may determine, as reflected in the Award Agreement; provided, that the Board shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate.  An Option may be exercised to the extent of any or all full shares of Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Board or its designated agent.

(D)           Awards to Non-Employee Directors.  The number of Options granted to each non-employee director will be limited to 35,000 over the 10-year term of the Plan and will be granted in the amount of 3,500 Options per director at the first scheduled Compensation Committee meeting following each annual meeting of shareholders during the term of the Plan.  The aggregate number of Options granted to each non-employee director will be reduced for each participating director at the rate of 3,500 shares for each full year during the term of the Plan that such individual was not or is not a non-employee director.  The term of each Option granted to a Non-Employee Director will be 10 years, and Options will vest on a cliff basis three years from the date of grant.

(E)           Termination of Employment.  An Option may not be exercised unless:  (1) the Participant is then a director of, in the employ of, or providing services to the Company; and (2) the Participant has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option; provided, that the Award Agreement may contain or be amended to contain provisions providing for the exercisability of any Option until not later than the expiration date of such Option. Non-employee directors will have to exercise or forfeit their Options within 90 days after such director ceases to be a director for any reason other than retirement pursuant to the Board's mandatory retirement policy as in effect from time to time. Directors who retire pursuant to the Board’s mandatory retirement policy may retain their Options until expiration of the terms of such Options.

(F)           Other Provisions.  Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options, as the Board may prescribe in its discretion or as may be required by applicable law.

(ii)           Restricted Stock.  The Board is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(A)           Issuance and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Board may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Board may determine.  The Board may place restrictions on Restricted Stock that shall lapse, in whole or in part, only upon the attainment of Performance Goals.  Unless otherwise determined by the Board, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends, including deemed dividends, thereon.

(B)           Forfeiture.  Upon termination of employment with or service to the Company during the applicable restriction period, Restricted Stock and any accrued but unpaid dividends that are then subject to restrictions shall be forfeited; provided, that the Board may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(C)           Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Board shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, and the Company shall retain physical possession of the certificate.

(D)           Dividends.  Dividends, including deemed dividends, paid on Restricted Stock shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Board, in cash or in shares of Stock having a Fair Market Value equal to the amount of such dividends.  Unless otherwise determined by the Board, Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(E)           Non-Employee Directors.  No shares of Restricted Stock will be issued to non-employee directors.

7.             General Provisions.

(a)           Nontransferability.  Unless otherwise provided in an Award Agreement, Awards shall not be transferable by a Participant except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative.

(b)           No Right to Continued Employment.  Nothing in the Plan or in any Award, any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of, or to continue as a director of, or to continue to provide services to, the Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment or director or independent contractor relationship.

(c)           Taxes.  The Company is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any other payment to a Participant, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Board may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.  The Board may provide in the Award Agreement that in the event that a Participant is required to pay any amount to be withheld in connection with the issuance of shares of Stock in settlement or exercise of an Award, the Participant may satisfy such obligation (in whole or in part) by electing to have the Company withhold a portion of the shares of Stock to be received upon settlement or exercise of such Award that is equal to the minimum amount required to be withheld.

(d)           Stockholder Approval; Amendment and Termination.

(i)           The Plan shall take effect upon its adoption by the Board but the Plan shall be subject to the requisite approval of the stockholders of the Company.

(ii)           The Board may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that unless otherwise determined by the Board, an amendment that requires stockholder approval in order for the Plan to continue to comply with Section 162(m) or any other law, regulation or stock exchange requirement shall not be effective unless approved by the requisite vote of stockholders.  The Board may at any time and from time to time alter, amend, suspend or terminate an outstanding Award in whole or in part; provided, that in the event an outstanding Option is to be terminated pursuant to this clause (ii), the Option holder may be given sufficient notice of such termination to permit the exercise of the then-vested portion of such Option prior to such Award termination.

(e)           Expiration of Plan.  Unless earlier terminated by the Board pursuant to the provisions of the Plan, the Plan shall expire on the tenth anniversary of the Effective Date.  No Awards shall be granted under the Plan after such expiration date.  Without prejudice to the authority of the Board under Section 7(d)(ii), the expiration of the Plan shall not affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted.

(f)           Deferrals.  The Board shall have the authority to establish such procedures and programs that it deems appropriate to provide Participants with the ability to defer receipt of cash, Stock or other property payable with respect to Awards granted under the Plan.

(g)           No Rights to Awards; No Stockholder Rights.  No Participant shall have any claim to be granted any Award under the Plan.  There is no obligation for uniformity of treatment among Participants.  Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a stockholder with respect to any shares covered by the Award until the date of the issuance of a stock certificate to him for such shares.

(h)           Unfunded Status of Awards.  The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(i)           No Fractional Shares.  No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award.  The Board shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)           Regulations and Other Approvals.

(i)           The obligation of the Company to sell or deliver Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Board.

(ii)           Notwithstanding any other provision of the Plan or any Award Agreement, no Award shall be granted to any Participant or become vested or exercisable, be exercised or settled, to the extent such grant, vesting, exercise or other settlement of such Award would cause the Company to not be in compliance with the applicable provisions of the Investment Company Act of 1940.  It is acknowledged that as of the Effective Date various provisions permissible under the Plan may require, prior to their implementation, an exemptive order from the SEC after taking into account any exemptive relief received by the Company.

(iii)          Each Award is subject to the requirement that, if at any time the Board determines, in its absolute discretion, that the listing, registration or qualification of Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Stock, no such Award shall be granted or payment made or Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

(iv)           In the event that the disposition of Stock acquired pursuant to the Plan is not covered by a then-current registration statement under the Securities Act and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Board may require a Participant receiving Stock pursuant to the Plan, as a condition precedent to receipt of such Stock, to represent to the Company in writing that the Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

(v)           The Board may require a Participant receiving Stock pursuant to the Plan, as a condition precedent to receipt of such Stock, to enter into a stockholder agreement or "lock-up" agreement in such form as the Board shall determine is necessary or desirable to further the Company's interests.

(k)           Governing Law.  The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

EXHIBIT B

Verification Required by Rule 0-2(d)

STATE OF NEW YORK	)
	:	ss.:
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), 23(c) and 63 of the Act, and pursuant to Sections 57(a)(4) and 57(i) of the Act and Rule 17d-l under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act, and pursuant to Section 61(a)(3)(B) of the Act for and on behalf of Harris & Harris Group, Inc.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Douglas W. Jamison
Name:	Douglas W. Jamison
Title:	Chief Executive Officer

Subscribed and sworn to before
me, a Notary Public, in and for the state
of New York, this 24th day of May, 2010.

/s/ Jacqueline M. Matthews
Notary Public

JACQUELINE M. MATTHEWS Notary Public, State of New York No. 01MA6004743 Qualified in New York County Commission Expires March 30, 2014

B-1

EXHIBIT C

Resolutions of the Board of Directors

HARRIS & HARRIS GROUP, INC.
RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS
APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications, or amendments thereto, for exemptive relief or certifications, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.

C-1